EXHIBIT 21

                   Subsidiaries of Registrant




   Subsidiary	                        Jurisdiction of Organization

Immucor GmbH	                         Federal Republic of Germany

Immucor Italia Srl	                   Italy

Immucor Portugal, Lda.	               Portugal

Immucor, S.L.	                        Spain

	The Company owns 100% of the outstanding stock of each of the above.